UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-27753
Brek Energy Corporation
(Exact name of registrant as specified in its charter)
8 Inverness Drive East, Suite 100
Englewood, CO 80112
(303) 483-0044
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One (1) holder of record.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Brek Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2007	Brek Energy Corporation
/s/ W. King Grant
W. King Grant
Executive Vice President, Secretary and Treasurer